The information in this free writing prospectus is not complete and may be changed.

This Free Writing Prospectus Is Subject to Completion

Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Prospectus dated August 31, 2007,	Registration No. 333-145845
the Prospectus Supplement dated September 4, 2007 and the Information Supplement dated December 12, 2007)	December 14, 2007

BARCLAYS BANK PLC

Barclays Reverse Convertible NotesSM	All Asset Classes and Structures Under One RoofSM

Terms used in this free writing prospectus are described or defined in the prospectus supplement. The reverse convertible notes (the “Notes”) offered will have the terms described in the prospectus supplement and the prospectus, as supplemented by this free writing prospectus. THE NOTES DO NOT GUARANTEE ANY RETURN OF PRINCIPAL AT MATURITY.

The reference asset below is in the form of a linked share and represents the Note offering. The purchaser of a Note will acquire a security linked to a single linked share. The following terms relate to the Note offering:

•	Issuer: Barclays Bank PLC (Rated AA/Aa1)‡

•	Issue date: [•]

•	Initial valuation date: [•]

•	Final valuation date: [•]

•	Maturity date: [•]

•	Initial price: [Closing] price of the linked share on the initial valuation date.

•	Final price: Closing price of the linked share on the final valuation date.
•	Protection price: The protection level multiplied by the initial price.

•	Interest payment dates: The [•] day of each [•] and calculated on a [30/360] basis, commencing on [•] and ending on the stated maturity date.

•	Initial public offering price: 100%

•	Tax allocation of coupon rate:

Deposit income*: [•]%

Put premium: The coupon rate minus the deposit income.

‡

The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

Linked Share	Page Number	Ticker Symbol	Principal Amount	Coupon Rate*		Protection Level		Percentage Proceeds to Issuer	Aggregate Proceeds to Issuer	Percentage Discount or Commission	Aggregate Discount or Commission	Note Issuance #	CUSIP/ISIN
[•]	FWP-[•]	[•]	[•]	[	•]%	[	•]%	[•]	[•]	[•]	[•]	[•]	[•] / [•]

*	Annualized Rate

See “ Risk Factors” in this free writing prospectus and beginning on page S-3 of the prospectus supplement for a description of risks relating to an investment in the Notes.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus dated August 31, 2007, the prospectus supplement dated September 4, 2007, and the information supplement dated December 12, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, the information supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, information supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

GENERAL TERMS FOR THE NOTES OFFERING

We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. This free writing prospectus relates to a Note offering linked to a linked share to be identified by you. As a consequence, you should not construe the Notes offering as a recommendation as to the merits of acquiring an investment linked to the linked share or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus, the prospectus supplement and the information supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. The prospectus, the prospectus supplement and the information supplement may be accessed on the SEC website at www.sec.gov as follows:

Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

Information Supplement dated December 12, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507263911/d424b3.htm

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-3 of the prospectus supplement as the following highlights some, but not all, of the risk considerations relevant to investing in the Notes. In particular we urge you to read the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Fully Principal Protected or Are Contingently Protected”; and

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

Suitability of Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this free writing prospectus, the applicable pricing supplement, the information supplement, the prospectus supplement and the prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

No Principal Protection—The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invest.

Return Limited to Coupon—Your return is limited to the coupon payments. You will not participate in any appreciation in the value of the linked share.

No Secondary Market—Upon issuance, the Notes will not have an established trading market.

Market Disruption Events and Adjustments—The calculation agent may adjust any variable described in this free writing prospectus, including but not limited to the final valuation date, the initial price, the final price, the protection level, the protection price, the physical delivery amount and any combination thereof as described in the following sections of the accompanying prospectus supplement.

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•

For a description of what constitutes a market disruption event and the consequences thereof, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Notes with an Equity Security as the Reference Asset” if the linked share is an equity security and “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Notes with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds” if the linked share is an exchange-traded fund; and

•

For a description of further adjustments that may affect the linked share, see “Reference Assets—Equity Securities—Share Adjustments Relating to Notes with an Equity Security as the Reference Asset” if the linked share is an equity security and “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Notes with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” if the linked share which is an exchange-traded fund.

Taxes—We intend to treat each Note as a put option written by you in respect of the reference asset and a deposit with us of cash in an amount equal to the principal amount of the Note to secure your potential obligation under the put option. Pursuant to the terms of the Notes, you agree to treat the Notes in accordance with this characterization for all U.S. federal income tax purposes. However, because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. See “Certain U.S. Federal Income Tax Considerations” below.

SUMMARY

Principal Payment at Maturity

A $1,000 investment in the Notes will pay $1,000 at maturity unless: (a) the final price of the linked share is lower than the initial price of the linked share; and (b) between the initial valuation date and the final valuation date, inclusive, the closing price of the linked share on any day is below the protection price.

If the conditions described in (a) and (b) are both true, at maturity you will receive, at our election, instead of the full principal amount of your Notes, either (i) the physical delivery amount (fractional shares to be paid in cash in an amount equal to the fractional shares multiplied by the final price), or (ii) a cash amount equal to the principal amount you invested reduced by the percentage decrease in the price of the linked share.

If you receive shares of the linked share in lieu of the principal amount of your Notes at maturity, the value of your investment will approximately equal the market value of the shares of the linked share you receive, which could be substantially less than the value of your original investment. You may lose some or all of your principal if you invest in the Notes.

Interest

The Notes will bear interest, if any, from the issue date or another date as specified in the applicable pricing supplement at the coupon rate specified in the applicable pricing supplement. The interest paid, if any, will include interest accrued from the issue date or another date as specified in the applicable pricing supplement or the prior interest payment date, as the case may be, to, but excluding, the relevant interest payment date or repayment date. No interest will accrue and be payable on your Notes after the maturity date specified in the applicable pricing supplement if such maturity date is extended or if the final valuation date is extended. A “business day” is any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which the principal securities market for the linked share or banking institutions in New York City, generally, are authorized or obligated by law, regulation or executive order to close. See generally “Interest Mechanics” in the prospectus supplement.

Physical Delivery Amount

The physical delivery amount will be calculated by the calculation agent by dividing the principal amount of your Notes by the initial price of the linked share. The physical delivery amount, the initial price of the linked share and other amounts may change due to stock splits or other corporate actions. See “Reference Assets—Equity Securities—Share Adjustments Relating to Notes with an Equity Security as the Reference Asset” in the accompanying prospectus supplement.

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, each Note should be treated as a put option written by you (the “Put Option”) that permits us to (1) sell the reference asset to you at maturity for an amount equal to the Deposit (as defined below), plus any accrued and unpaid interest, acquisition discount and/or original issue discount on the Deposit, or (2) “cash settle” the Put Option (i.e., require you to pay to us at maturity the difference between the Deposit (plus any accrued and unpaid interest, acquisition discount, and/or original issue discount on the Deposit) and the value of the reference asset at such time), and a deposit with us of cash in an amount equal to the “issue price” or purchase price of your Note (the “Deposit”) to secure your potential obligation under the Put Option. We intend to treat the Notes consistent with this approach. However, other reasonable approaches are possible. Pursuant to the terms of the Notes, you agree to treat the Notes as cash deposits and put options with respect to the reference asset for all U.S. federal income tax purposes. Because the term of the Notes is less than one year, we intend to treat the Deposits as “short-term debt instruments” for U.S. federal income tax purposes. Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Obligations” in the accompanying prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations. [However, because under certain circumstances, the Notes may be outstanding for more than one year, it is possible that the Deposit may not be treated as short-term obligations. In that event, the U.S. federal income tax treatment of the Deposit would be described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Payments of Interest” in the accompanying prospectus supplement.]

In the applicable pricing supplement we will determine the yield on the Deposit and the Put Premium, as described in the section of the accompanying prospectus supplement called “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options”. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Notes, the timing and character of income on the Notes might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this free writing prospectus.

LINKED SHARE ISSUER AND LINKED SHARE INFORMATION

We urge you to read the following sections in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information” if the linked share is an equity security and “Reference Assets—Exchange-Traded Funds—Reference Asset Investment Company and Reference Asset Information” if the linked share is an exchange-traded fund. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, and the Investment Company Act of 1940, as amended, which is commonly referred to as the “‘40 Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http:// www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act or the ‘40 Act by the company issuing the linked share can be located by reference to the linked share SEC file number specified in the applicable pricing supplement.

The summary information in the applicable pricing supplement regarding the company issuing the linked share comes from the issuer’s SEC filings and will not be independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuer of the linked share with the SEC. You are urged to refer to the SEC filings made by the issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The

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summary information contained in the applicable pricing supplement is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

Description of Hypothetical Example

The following hypothetical example is provided for illustration purposes only. Assumptions in the example below are purely fictional and do not relate to the actual linked share. The hypothetical terms do not represent the terms of an actual Note. They have been created in order to illustrate the relationship between potential returns on a Note and potential returns on the linked share. The example is hypothetical, and does not purport to be representative of every possible scenario concerning increases or decreases in the value of the hypothetical linked share. Investors should not take the example below as an indication or assurance of the expected performance of the Notes or the linked share.

Below is a Table of Hypothetical Values at Maturity, based on the assumptions outlined for a hypothetical linked share, which demonstrates the return that you would have earned from (i) an investment in the Notes compared to (ii) a direct investment in the hypothetical linked share, based on certain percentage changes between the initial price and final price of the hypothetical linked share (prior to the deduction of any applicable brokerage fees or charges).

In the Table of Hypothetical Values at Maturity some amounts are rounded and actual returns may be different. The following is a general description of how the hypothetical values in each table were determined.

On the final valuation date, the final price of the hypothetical linked share is determined.

If the final price of the hypothetical linked share is above its initial price, you will receive a payment at maturity of $1,000, regardless of whether the protection price was ever reached or breached during the term of the Notes.

If the final price of the hypothetical linked share is below its initial price but the closing price of the hypothetical linked share never fell below the protection price during the term of the Notes, you will receive a payment at maturity of $1,000.

If the final price of the hypothetical linked share is below its initial price and the closing price of the hypothetical linked share fell below the protection price during the term of the Notes, you will receive, at our election, either (a) a number of shares equal to the physical delivery amount, plus a cash amount equal to the fractional shares multiplied by the final price or (b) the cash amount equal to the principal amount that you invested reduced by the percentage decrease in the hypothetical linked share.

In any case, you would also have received the applicable interest payments during the term of the Notes. Since the reinvestment rate for each coupon payment is assumed to be 0.00%, assuming no change in the closing price of the hypothetical linked share from the initial valuation date to the final valuation date, if the coupon yield on the Notes exceeds the dividend yield on the hypothetical linked share, the total return on the Notes would be higher relative to the total return of an investment in the hypothetical linked share.

If you had invested directly in the hypothetical linked share for the same period, you would have received total cash payments representing the number of shares of the hypothetical linked share you could have purchased with your $1,000 investment on the initial valuation date (assuming you could invest in fractional shares) multiplied by the final price of the hypothetical linked share. In addition, investors will realize a payment in respect of dividends which will equal the dividend yield multiplied by the $1,000 investment. Investors should realize that for purposes of these calculations the dividend yield is calculated as of the initial date and is held constant regardless of the final level of the hypothetical linked share.

Since the reinvestment rate for any dividend payment is assumed to be 0.00%, assuming no change in the closing price of the hypothetical linked share from the initial valuation date to the final valuation date, if the coupon rate on the Notes was less than the dividend yield on the hypothetical linked share, the total return on the Notes would be lower relative to the total return of an investment in the hypothetical linked share.

In each instance, the percentage gain or loss from an investment in the Notes and a direct investment in the hypothetical linked share is set forth below in the Table of Hypothetical Values at Maturity.

Hypothetical Example

The following Table of Hypothetical Values at Maturity demonstrates the hypothetical amount payable at maturity based on the assumptions outlined below. Some amounts are rounded and actual returns may be different. See section “Description of Hypothetical Example” above.

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Assumptions:

•	Investor purchases $1,000 principal amount of Notes on the initial valuation date at the initial public offering price and holds the Notes to maturity.

•	No market disruption events, antidilution adjustments, reorganization events or events of default occur during the term of the Notes.

Initial price: $37.00

Protection level: 70.00%

Protection price: $25.90

Physical delivery amount: 27 ($1,000/$37.00)

Fractional shares: .027027

Coupon: 18.00% per annum, paid monthly in arrears

Maturity: One year from the issue date

Dividend yield: 0.00%

Coupon amount monthly: $15.00

Table of Hypothetical Values at Maturity

	1-Year Total Return
Final Level (% Change)	Investment in the Notes		Direct Investment in the Linked Share
+ 100%	18.00%		100.00%
+ 90%	18.00%		90.00%
+ 80%	18.00%		80.00%
+ 70%	18.00%		70.00%
+ 60%	18.00%		60.00%
+ 50%	18.00%		50.00%
+ 40%	18.00%		40.00%
+ 30%	18.00%		30.00%
+ 20%	18.00%		20.00%
+ 10%	18.00%		10.00%
+ 5%	18.00%		5.00%

0%	18.00%		0.00%

	Protection Price Ever Breached?
	NO	YES
- 5%	18.00%	13.00%	-5.00%
- 10%	18.00%	8.00%	-10.00%
- 20%	18.00%	-2.00%	-20.00%
- 30%	18.00%	-12.00%	-30.00%
- 40%	N/A	-22.00%	-40.00%
- 50%	N/A	-32.00%	-50.00%
- 60%	N/A	-42.00%	-60.00%
- 70%	N/A	-52.00%	-70.00%
- 80%	N/A	-62.00%	-80.00%
- 90%	N/A	-72.00%	-90.00%
- 100%	N/A	-82.00%	-100.00%

[SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of this free writing prospectus, which is the [•] business day following the expected initial valuation date (this settlement cycle being referred to as “T+[•]”). See “Plan of Distribution” in the prospectus supplement.]

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